UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 0-17017

Dell Inc.

(Exact name of registrant as specified in its charter)

One Dell Way

Round Rock, Texas 78682

(512) 338-4400

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common stock, par value $0.01 per share

Unissued debt securities registered under withdrawn

Registration Statement on Form S-3 (File No. 333-172872)

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 12h-3(b)(2)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

Common stock, par value $0.01 per share:    1

Unissued debt securities registered under withdrawn Registration Statement on Form S-3 (File No. 333-172872):    0

Pursuant to the requirements of the Securities Exchange Act of 1934, Dell Inc. has duly caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: November 8, 2013

DELL INC.

By:	/s/ Janet B. Wright
Name:	Janet B. Wright
Title:	Vice President and Assistant Secretary (Duly Authorized Officer)

2